UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

NAM TAI PROPERTY INC.
(Name of Issuer)
Common Shares, par value US$0.01 per share
(Title of Class of Securities)

629865 205
(CUSIP Number)
Mr. Felix Law
Kaisa Group Holdings Limited
30th Floor
The Center
99 Queen’s Road Central
Central, Hong Kong
(852) 3900 0988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Virginia M. Tam
Christopher H. Cunningham
K&L Gates LLP
44th Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong
(852) 2230 3500
March 10, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting person Kaisa Group Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 9,371,703 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 9,371,703 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 9,371,703 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 23.9%(1)
(14)	Type of reporting person (see instructions) CO

(1)	Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020 immediately prior to the issuance of the Placement Shares referred to in this Amendment.

(1)	Names of reporting person Greater Sail Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 9,371,703 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 9,371,703 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 9,371,703 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 23.9%(2)
(14)	Type of reporting person (see instructions) CO

(2)	Greater Sail Limited is a wholly owned subsidiary of Kaisa Group Holdings Limited, the first Reporting Person.
(3)	Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020 immediately prior to the issuance of the Placement Shares referred to in this Amendment.

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on July 12, 2017 (the “Original Schedule”), as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on August 18, 2017, Amendment No. 2 filed by the Reporting Persons on August 28, 2017, Amendment No. 3 filed by the Reporting Persons on September 26, 2017, Amendment No. 4 filed by the Reporting Persons on November 15, 2017, Amendment No. 5 filed by the Reporting Persons on November 22, 2017, Amendment No. 6 filed by the Reporting Persons on December 14, 2017, Amendment No. 7 filed by the Reporting Persons on December 31, 2019 and  Amendment No. 8 filed by the Reporting Persons on October 7, 2020 relating to the common shares, par value US$0.01 per share (“Common Shares”) of Nam Tai Property Inc. (the “Issuer”), a company organized under the laws of the British Virgin Islands. The Common Shares are listed on The New York Stock Exchange under the symbol “NTP”. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 4. Purpose of Transaction.

On October 5, 2020, Greater Sail Limited, the second Reporting Person, acquired from the Issuer 16,051,219 Common Shares (the “Placement Shares”) from the Issuer in a private placement transaction. The Issuer’s decision to enter into the transaction was challenged by IsZo Capital LP, another shareholder of the Issuer ("IsZo"), before the Eastern Caribbean Supreme Court in the High Court of Justice in the British Virgin Islands (the “Court”). On March 3, 2021, the Court handed down a judgment holding that the transaction was void.  On March 10, 2021, Greater Sail Limited received a copy of a sealed order from the Court, which requires, among others, that the Issuer rectify its register of members to delete all entries in respect of the transaction. Based on the Reporting Persons’ understanding, the Issuer’s register is being rectified and the rectified record will no longer show Greater Sail Limited as the registered shareholder of the Placement Shares.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (1)
Greater Sail Limited	9,371,703	0	0	9,371,703	23.9
Kaisa Group Holdings Limited	0	9,371,703	9,371,703	9,371,703	23.9

(1)	Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020 immediately prior to the issuance of the Placement Shares referred to in this Amendment.

(c) Except as set forth herein and below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any other transactions in the Common Shares during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021
Kaisa Group Holdings Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

Greater Sail Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person